================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F. [X]           Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

================================================================================

         CEZ GROUP TO CONSTRUCT ITS MOST ADVANCED POWER UNIT IN LEDVICE

CEZ Group's coal sources are expected to undergo significant refurbishment in the next fifteen years, including the construction of new power units. CEZ Group selected 660 MW units as the best solution. Representing the most advanced technology in CEZ as well as in the Czech Republic, 660MW units are planned to be installed in Ledvice and Podebrady power plants. The first unit is to be constructed in Ledvice power plant in the next four years.

"CEZ coal-fired power plant refurbishment program, including the construction of new units, worth CZK 100 thousand million, is the most extensive investment project in the modern history of the Czech Republic that will ensure continuing competitiveness of the Czech electric power sector and bring about enhancement of economic and environmental parameters of power units," said Jiri Borovec, the Vice-Chairman of CEZ Board of Directors and Head of Generation Department, adding: "Brown coal is a long-term strategic raw material for the Czech Republic as it decreases our dependence on imported energy raw materials. Refurbishment of coal sources represents a key initiative for ensuring the electric power supplies in the Czech Republic." It is implemented at the time when the forecast of growth in electric power consumption in the Czech Republic as well as in other European countries confirms the necessity to maintain, or extend the capacity of electric power generation plants.

The refurbishment of coal sources and construction of new ones is driven by environmental and economic reasons related to greater efficiency of boilers and the entire unit in particular, and consequently, further significant reduction of carbon dioxide and other emissions. In the nineties, sulphur dioxide emissions dropped by ninety per cent; the new units will further decrease the same by more than half. Refurbishment of coal sources would also result in further decrease in nitrogen oxides emissions and the EU standards will be met.

"In assessing our new projects for coal-fired power plant refurbishment, CO(2) emissions represent one of the key aspects. We are prepared to expedite modern projects with lower emissions even if they are more expensive. Units with emissions lower by 20 and more per cent would be more efficient in economic terms as well," Jiri Borovec confirmed.

Higher efficiency in power generation by coal-fired power plants and thus the volume of carbon dioxide emission is mostly influenced by higher efficiency of the thermal cycle. Higher efficiency also means more economical treatment of a strategic raw material, i.e. brown coal. Higher efficiency of the thermal cycle may only be achieved by accomplishing high unit parameters through supercritical steam parameters.

The boiler in the new unit will reach 91% efficiency, with the unit having 47% gross efficiency while the present units have 37% efficiency. In comparison to the original units, coal consumption per MWh in case of new 660 MW unit will decrease by 26 %. Similar decrease will occur in case of carbon dioxide emissions.

While at the end of the sixties, total capital expenditure for the construction of 640 MW (1 x 200 MW and 4 x 110 MW) output by Ledvice power plant reached
CZK 1.3 thousand million, the unit in Ledvice having approximately identical output would cost CZK 26 thousand million.

"Refurbishment requiring substantial funds can be efficient in economic terms only in case of higher capacity units. The new units to be constructed are expected to operate no less than

40 years and total capital expenditure should not exceed approx. CZK 40 000 /kW," explains Vaclav Matys, Head of Source Renovation Department of CEZ, a. s.

The first new unit equipped with boilers having supercritical steam parameters and high efficiency will be constructed in Ledvice power plant, where three units with the total output of 330 MW are in operation at present. The existing power plant site will be extended by a 660MW modern unit. At the same time, two existing 110 MW units will be decommissioned; despite being desulphurized, they would not meet environmental requirements after 2015. Moreover, there would not be enough coal for their operation. In contrast, the parameters of the other existing fluid boiler of unit 4 will allow for its further long-term operation. Following the completion of 660MW unit, the output of this site would increase from the existing 330 MW to 770 MW. As in the case of decommissioned units, the new unit will also supply heat to the surrounding municipalities and towns.

Refurbishment of a power plant depends namely on the sufficient supply of coal for its entire life-span. The new unit in Ledvice will use brown coal from Bilina mine located in Northern Bohemia. "In case of a completely new power plant, we need coal for 40 years from putting it into operation," said Vaclav Matys.

The construction of the new unit will commence in November 2007; the unit is planned to be put into operation in June 2012 and finally accepted two years later. During its lifespan, it is expected to generate approx. 160 000 000 MWh, which is roughly the consumption of the Czech Republic for three years.

The construction of new units will introduce job opportunities to the existing staff and the operation of the same would employ further thousands of workers in the coal industry and other services and related sectors in the relevant region. When selecting a supplier of the boiler, the CEZ Group, being a Czech company, intends to support to the maximum extent possible regional companies, Czech suppliers and Czech supplies. Therefore, cooperation with the regional economic chamber has been initiated.

--------------------------------------------------------------------------------

Most of the existing coal-fired power plants of CEZ were constructed in late sixties and early seventies. Despite being de-sulphurized and refurbished 10 years ago, which extended their lifespan by 10 to 15 years (on average, coal-fired power plants are 24 years old), the coal-fired power plants would have to be decommissioned after 2010 in any case. Due to the increasing demand for electric power both in the Czech Republic and worldwide, CEZ, a. s., decided to make overall refurbishment of 11 units of brown coal-fired power plants (Tusimice, Prunerov and Pocerady power plants), to construct 2 new brown coal-fired units, each having 660 MW generating capacity (Ledvice and Pocerady power plants), and to decommission in total 14 inefficient brown coal-fired power units. Following the refurbishment, the total generating capacity of coal-fired power plants is expected to decrease approx. by 1000 MW. Further decrease by half of the present capacity is expected to occur after 2030. In comparison to the present sources, the power generation capacity would increase approx. by 15% in case of refurbished sources, and by 25% in case of newly constructed sources. SO(2) and NOx emission volume will decrease by more than 50%. Carbon dioxide emissions would also decrease significantly, namely in connection with fulfillment of the Kyoto protocol obligation to decrease emission of the said greenhouse gas by 8% by 2012, as compared to emissions in 1990. CEZ, a. s., is the first company in the EU countries which implements overall refurbishment of sources in accordance with new EC directives. Other companies are yet to follow.
Ladislav Kriz
Spokesperson of CEZ, a. s.

April 27, 2006

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEZ, a. s.
                                              ----------------------------------
                                              (Registrant)


Date:  April 27, 2006                         By: /s/ Libuse Latalova
                                                  ------------------------------
                                                  Libuse Latalova
                                                  Head of Finance Administration